SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of August 2025

Commission File Number: 001-14014

CREDICORP LTD.
(Translation of registrant’s name into English)

Of our subsidiary
Banco de Credito del Peru:
Calle Centenario 156
La Molina 15026
Lima, Peru (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

August 20, 2025

Securities and Exchange Commission - SEC
Re.: MATERIAL EVENT

Dear Sirs:

We hereby notify you as a Material Event that we have become aware of the publication of inaccurate information regarding Credicorp Ltd. (Credicorp) in a printed article titled “Credicorp will not distribute dividends to shareholders due to payment to Sunat,” published on August 18, 2025, in the Peruvian newspaper Gestión.

In this regard, and further to the Material Event disclosed on August 14, 2025, we would like to clarify that the article’s headline is misleading. It incorrectly suggests that no dividends will be distributed to shareholders, when what should have been stated is that no extraordinary cash dividend will be distributed for the remainder of the year. Such extraordinary dividends are only issued when there is a cash surplus, which is not the case at this time.

The information in this Form 6-K has been disclosed in Peru in conformity with Peruvian law (Article 30 of the Capital Markets Law, approved by Supreme Decree 020-2023-EF, and by the Regulation of the Disclosure of Material Events and Reserved Information approved by Resolution 005-2014-SMV/01 of the Peruvian Capital Markets Superintendency).

The attached news article was translated into English from the original in Spanish.

The information in this Form 6-K (including any exhibit hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Sincerely,

/s/ Guillermo Morales
Authorized Representative
Credicorp Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 20, 2025

CREDICORP LTD.
(Registrant)

By:	/s/ Guillermo Morales
Guillermo Morales
Authorized Representative

Lima, August 18, 2025 – GESTIÓN

IMPACT OF TAX AUTHORITY RESOLUTION ON THE COUNTRY’S LARGEST FINANCIAL GROUP

Credicorp will not distribute dividends to shareholders due to payment to Sunat

The payment of S/1.577 billion to the tax authority for a debt that the holding company is disputing will prevent it from delivering shareholder benefits this semester, as previously planned. The economic group maintains that the contingency does not affect the results of its operations but does impact its cash flow and estimates that the appeal process could extend for five years.

Credicorp indicators in the second quarter
	2025	2024
Return on Equity (ROE %)	20.7	16.2
Net Income (million S/)	1822	1339.1
Revenue (million S/)	3615	3468
Loans (million S/)	140962	146947
Deposits (million S/)	154723	151972

Written by: ZULEMA RAMIREZ HUANCAYO
(Name included to acknowledge authorship of the original article in Spanish)

Credicorp paid S/1.577 billion to Sunat due to Tax Assessment and Fine resolutions against its subsidiary Grupo Crédito. However, it announced it will challenge both resolutions.

“We reaffirm our decision to exercise all available legal rights to challenge the resolutions, as we consider them unfounded. We are confident in a favorable outcome and continue to assess the contingency as remote,” stated Alejandro Pérez Reyes, CFO of Credicorp.

The payment does not affect the operations of its subsidiaries, so no expense provisions have been deemed necessary. However, due to this disbursement, the holding company does not plan to issue extraordinary dividends for the remainder of the year.

“The money we expected to distribute as an extraordinary dividend is what we are using to pay Sunat’s claim. It only has an impact this year,” he said during the second-quarter results presentation.

Gianfranco Ferrari, CEO of Credicorp, added that the holding’s dividend policy remains unchanged.

Process

“Since we had to pay nearly S/1.6 billion to Sunat, those funds are no longer available for dividends. While this doesn’t affect our income statement, it does impact our cash position—so we won’t be issuing an extraordinary dividend in the second half of the year,” he explained.

According to the executive, the payment to Sunat for unpaid income tax and associated interest, made last week, does not alter the holding’s legal position or confidence in a favorable resolution.

“We are prepared to defend our position through the appropriate channels, whether before the Tax Court, where proceedings may last one to three years, or, if necessary, before the Judiciary, which could extend the process by another five years,” he stated.

Loans

Regarding business performance, Pérez Reyes said asset quality remains favorable thanks to stricter origination standards, better risk pricing, and strengthened collections management.

Credit portfolio growth was mainly driven by retail banking, boosted by mortgages and consumer loans, while wholesale banking remained volatile due to the nature of its short-term loans.

Profitability

The CFO noted that in retail banking, provisions for personal loans slightly decreased due to risk model adjustments. This evolution was partially offset by increased provisions for small and medium-sized enterprises, following a rise in disbursements of smaller, higher-yield loans.

“Last year, we took several measures to ensure all our portfolios met our risk appetite. Therefore, in addition to improving our capabilities, we restricted origination in certain segments,” said César Ríos, CRO of Credicorp.

Starting in the second quarter, higher-yield and higher-risk credit portfolios began to be generated successfully. As a result, the second half of the year is expected to see increased loan generation with this return-risk combination, which will change the portfolio composition—a trend expected to continue in the coming years.

FROM THE HOLDING

Yape will become the second-largest business line

“We expect that over the next three to five years, Yape will become Credicorp’s second-largest business line, primarily due to its lending operations in the retail and SME segments, and also because of its inclusion in newer segments such as marketplace and commerce,” said Francesca Raffo, CIO of Credicorp.

Alejandro Pérez Reyes, Credicorp’s CFO, stated that Yape remains on track to reach its goal of 16.5 million monthly active users by 2026.

User engagement remains strong, with an average of 54.5 monthly transactions and 2.7 features used per user, indicating greater adoption of the app ecosystem, he said.

Monetization and operational leverage continue to strengthen, with average revenue per monthly active user at S/6.5, while corresponding expenses reached S/4.4, driven by the growing contribution of users to revenue generation, he emphasized.